FOR IMMEDIATE RELEASE:	May 29, 2013	PR 13-13

Atna Modifies Operations at its Pinson Mine

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) advises that, effective immediately, it is reducing the pace of underground mining operations at its Pinson gold mine located near Winnemucca, Nevada. In consideration of the current gold market, operations at the mine are being temporarily downsized to focus on mining developed reserves, while maintaining core personnel and contractors.

The immediate goal of this decision is to produce sufficient gold sales to support operations and maintain underground infrastructure, while the mine plan is being re-engineered to reduce overall cost structures. All aspects of the current mining methods employed at Pinson, combined with existing third party mining, transportation and processing contracts, will be reviewed during this evaluation. As a result of this decision, previous production guidance at the Pinson Mine is withdrawn.

We are able to proceed with this program because significant underground development has been completed at Pinson which has provided five operating ore stopes for production activities. In addition, the Company has initiated a feasibility study to determine the potential for open pit mining. A combination of open pit and underground operations will be considered as a means to increase overall project return.

“Pinson possesses a robust gold resource that may be mined by both underground and open pit methods. We are in the process of a detailed review of all aspects of both underground and open pit mine design and cost structures at Pinson. Our focus is to improve the overall cost structures and to optimize the cash flows from the project. In addition to Pinson, Atna operates the Briggs gold mine and number of excellent development projects. While the Pinson review is in process, we are working with our advisors to explore strategic financing and partnering alternatives for Pinson and the Company”, states James Hesketh, President and CEO.

Conference Call:

Management will host a conference call on Thursday, May 30, 2013, at 8:30a.m. Eastern, to discuss operations at the Pinson Mine. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 86698526.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com